Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: March 22, 2021

SPAC FAQs

The following FAQs are being provided to help you better understand the proposed transaction and work more effectively with your financial and tax advisors.

What are the basic terms of the proposed SPAC transaction with Acies Acquisition Corp.?

Answer: While the exact mechanics of the transaction are complex, the basic construct is that, pursuant to a merger agreement (the “merger agreement”), PLAYSTUDIOS, Inc. will merge into a subsidiary of Acies Acquisition Corp. (“Acies”), a SPAC, and all outstanding shares of preferred stock and common stock and options to purchase common stock of PLAYSTUDIOS, Inc. will be converted into shares of common stock and options to purchase common stock of Acies. Following the closing of the merger, Acies will be renamed “PLAYSTUDIOS” (herein referenced as “New PLAYSTUDIOS”).

What is a SPAC?

Answer: A SPAC is a “special purpose acquisition company” also sometimes referred to as a “blank check” company.

A SPAC raises a pool of capital in an IPO and then searches for a company to “take public” by investing the proceeds from the IPO into that company via a business combination. The transaction often involves raising additional proceeds through a separate “PIPE” investment (private investment in public equity).

What will we get as part of the merger?

Answer: PLAYSTUDIOS stockholders and vested option holders will receive a total of $1.041 billion in the form of shares of New PLAYSTUDIOS Class A common stock based on a value of $10.00 per share. Options to purchase PLAYSTUDIOS common stock, whether vested or unvested, will become options to purchase shares of New PLAYSTUDIOS Class A common stock. The amount of shares of New PLAYSTUDIOS Class A common stock to be received in the merger is based on an exchange ratio which is described below (See “How many shares in the public company do I get?” and “What if I have never exercised any of my vested options and I don’t want to exercise them now? What do I have to do?”).

Subject to there being available cash, PLAYSTUDIOS stockholders will have the right to elect to receive cash at a value of $10.00 per share in lieu of some of the shares of New PLAYSTUDIOS Class A common stock that they would otherwise have had the right to receive in an amount up to 15% of such stockholder’s shares in PLAYSTUDIOS (See “You mentioned that part of the merger consideration is cash. How much of my merger consideration can I take in cash?”).

In addition, each PLAYSTUDIOS stockholder and holder of vested options to purchase shares of PLAYSTUDIOS common stock (as determined at the closing of the merger) will receive a contingent right to receive a pro rata portion of certain earnout shares. The aggregate amount of earnout shares is 15,000,000 shares of New PLAYSTUDIOS Class A common stock, payable in two equal tranches if the closing price of the New PLAYSTUDIOS Class A common stock exceeds $12.50 and $15.00 per share for any 20 trading days within any 30-trading day period commencing on or after the 150th day following the closing of the merger and ending no later than the five-year anniversary of the closing of the merger (the earnout shares will also vest if the price targets are achieved in connection with a sale of New PLAYSTUDIOS). Unvested options to purchase shares of PLAYSTUDIOS common stock are not eligible for the earnout.

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Where does the $10 per share come from?

Answer: When Acies went public in October of 2020, it raised $215 million by selling 21.5 million units for $10.00 per unit. The units included Class A ordinary shares of Acies and one-third of one redeemable warrant to purchase Class A ordinary shares of Acies. The Acies Class A ordinary shares will convert to shares of New PLAYSTUDIOS Class A common stock at a 1:1 ratio at the closing of the merger. Acies was formed solely for the purpose of finding a company like ours to merge with. The shares of New PLAYSTUDIOS Class A common stock that PLAYSTUDIOS stockholders will receive are valued at $10.00 per share for purposes of the merger agreement. The Acies Class A ordinary shares also trade on the Nasdaq Capital Market.

How many shares in the public company do I get?

Answer: You will receive shares of Class A common stock of New PLAYSTUDIOS depending on an exchange ratio that takes into consideration the total number of PLAYSTUDIOS shares and vested options outstanding before the closing of the merger. The exchange ratio might change a little before closing but it is approximately 0.23. Put another way, assuming no elections for cash, for every one share of PLAYSTUDIOS common stock you own, you will receive 0.23 shares of New PLAYSTUDIOS Class A common stock (e.g. if you hold 10,000 shares of PLAYSTUDIOS common stock, then those shares will convert into approximately 2,300 shares of New PLAYSTUDIOS Class A common stock).

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What are my shares worth?

Answer: It depends. Based on the exchange ratio, each share of PLAYSTUDIOS common stock is worth approximately $2.30 for purposes of electing to receive some of your merger consideration in cash. After the merger closes, the shares of New PLAYSTUDIOS Class A common stock will be listed on Nasdaq under a new trading symbol: MYPS, and their value will be the then-current trading price, which will depend on various factors.

You mentioned that part of the merger consideration is cash. How much of my merger consideration can I take in cash?

Answer: You can elect to receive some of your merger consideration in cash. If you do, you are giving up the right to receive the equivalent amount of value in shares of Class A common stock of New PLAYSTUDIOS. Think of it as “selling” some of your shares. You can only sell a maximum of 15% of your PLAYSTUDIOS stock at the time the merger closes. Even if you elect to sell 15%, you might end up selling less. The amount of stock that cash electors will be able to sell will be determined by the actual cash available when the merger closes and the number of PLAYSTUDIOS stockholders electing to receive cash. We will not know the exact number of shares each cash elector is able to sell for cash until we close the merger, but in any event it will not be more than 15% of the total number of shares you hold. If the cash elections exceed the amount of available cash for cash elections, the cash elections will be reduced on a pro rata basis and will be changed to stock elections at the assumed value of $10.00 per share (See also “What will we get as part of the Merger?”).

How do I find out the number of PLAYSTUDIOS shares I currently own and/or how many vested or unvested options I have?

Answer: At Carta (www.carta.com). You should have an active Carta account and once logged-in, you can find out your current share holdings, options holdings and how many of your options are vested and unvested. If you do not have a Carta account or are having issues accessing your Carta account, please email stock@playstudios.com.

I do not have any shares of PLAYSTUDIOS common stock but I am an option holder. Can I elect to receive cash?

Answer: No. You can only elect to receive cash as part of your merger consideration if you hold shares of PLAYSTUDIOS common stock.

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If I currently have PLAYSTUDIOS vested options, but I have yet to exercise my options and become a stockholder, can I exercise my options before the merger closes and make a cash election?

Answer: Yes, you can exercise any of your vested options any time between today and a deadline to be announced before the merger closes and still be able to make a cash election in the merger. BUT, you can only elect to receive cash for a maximum of 15% of your actual shares of PLAYSTUDIOS common stock, and it could be less. See “You mentioned that part of the merger consideration is cash. How much of my merger consideration can I take in cash?”

Does this mean we are a public company now?

Answer: The announcement of the merger with Acies does not make us a public company, nor does it guarantee that we will close the merger. There are several steps left to take. Acies filed a registration statement with the Securities and Exchange Commission which is under review. After the registration statement is effective, we will communicate with all stockholders regarding the process to receive their shares of New PLAYSTUDIOS Class A common stock and to elect cash for certain of their shares. The merger is not expected to close before the second quarter of 2021.

However, it is important to note that Acies is a public company, and PLAYSTUDIOS employees should not trade in the securities of Acies (shares, warrants or any derivative instrument), because securities of Acies will now trade based on the market’s perception of PLAYSTUDIOS.

You must also refrain from sharing any information about PLAYSTUDIOS that is non-public and that might be deemed “material” with respect to Acies or PLAYSTUDIOS. “Materiality” is a vague concept under the securities laws, but material information is generally information that might impact a reasonable investor’s investment decision with respect to a security. Information about projections, results, valuation, PLAYSTUDIOS as an investment, and business or market developments are particularly sensitive. When in doubt, it is best to exercise caution. In particular, you should avoid making statements in social media or other public forums.

What can or can’t I tell my friends/family if they are interested in buying New PLAYSTUDIOS Class A common stock when available?

Answer: You may get questions from investors, business partners, even family and friends. If that happens, it is critical that information regarding our sales, performance, business and any future plans are kept strictly confidential.

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It is very important that everyone refrain from making any comments about our financial performance, the merger or future plans to anyone outside of the company.

Company communications must remain internal and are not to be shared with anyone outside of PLAYSTUDIOS– this includes sharing information or statements about the merger (including any of the information we share with you about it, such as this FAQ) publicly, including all communication channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.

If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned merger, please direct them to press@playstudios.com.

This is very important, and we ask for everyone’s help in protecting our information as failing to do so may impact the merger.

Can I buy/sell/trade Acies ordinary shares?

Answer: In short, no. Please don’t trade Acies shares, warrants or any related products like options, futures, or other derivatives.

We’re working on some additional policies and guidelines that’ll help keep you out of trouble on this front. Those will be coming between now and closing. But for now, please continue to live by a simple rule: don’t trade Acies securities.

Are there any tax consequences for me if I exercise my options?

Answer: Depending on each individual’s situation, there could be tax consequences, and some of those tax consequences could be immediate and irreversible. You should consult a tax advisor to determine the potential tax consequences of exercising an option and how your exercise will be treated on your tax return. You can receive a rough estimate of potential tax consequences in Carta.

Are there any tax consequences for me if I elect to receive cash as part of my merger consideration?

Answer: Yes. All or a portion of the amount of cash that you receive could be considered dividend income, short-term capital gains (generally taxed at ordinary income rates) or long-term capital gain (taxed at preferential rates), depending on how long you have held the shares that you are cashing out in the merger, your tax basis in the shares in respect of which you receive cash and the number of shares that you cash out in the merger. You should consult a tax advisor to determine the potential tax consequences to you of electing to receive cash in the merger for a portion of your shares.

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What if I have never exercised any of my vested options and I don’t want to exercise them now? What do I have to do?

Answer: Nothing. If you decide not to exercise your vested options before the merger closes, you don’t have to do anything. Your vested (and any unvested options you might also have) will be converted into options in New PLAYSTUDIOS Class A common stock at the exchange ratio referenced above for every one share of PLAYSTUDIOS common stock underlying your option you will receive 0.23 shares of New PLAYSTUDIOS Class A common stock and the strike price will be adjusted accordingly (i.e. multiplied by approximately 4.3). The option will continue to vest and be exercisable on the terms in your stock option award agreement.

What if none of my options are vested? What do I have to do?

Answer: Nothing. All of your options will be converted into options in New PLAYSTUDIOS Class A common stock at the same exchange ratio referenced above and the strike price will be adjusted accordingly. The option will continue to vest and be exercisable on the terms in your stock option award agreement.

After the merger closes, can I freely sell my shares of New PLAYSTUDIOS Class A common stock or exercise and sell my vested options?

Answer: No. All PLAYSTUDIOS stockholders receiving shares of New PLAYSTUDIOS common stock as part of the merger will be subject to a 12-month “lock-up” period during which their shares cannot be sold. However, starting on the 180th day after the merger closes, you will be able to sell up to the lesser of (i) 5.00% of your shares, or (ii) 50,000 shares.

What do I do next?

Answer: If you are considering exercising any of your vested options or electing to receive cash in respect of a portion of your shares, or you have other questions, please consult a tax advisor to help you determine what you should do.

1202 Qualified Small Business Stock

Please also mention to your tax advisor that through December 31st, 2017, PLAYSTUDIOS was a Section 1202 qualified small business.

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IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed below relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135) filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.

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